SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

ISLE OF CAPRI CASINOS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

147575104

(CUSIP Number)

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

Attention: Anthony Carano

Executive Vice President Operations, Secretary and General Counsel

(775) 328-0102

With copies to:

Deborah Conrad

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

13D

CUSIP No. 147575104

1	Name of Reporting Persons Eldorado Resorts, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,565,457 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,565,457 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Pursuant to the Voting Agreement described in Item 4, Eldorado Resorts, Inc. may be deemed to have beneficial ownership of 14,565,457 common shares of Isle of Capri Casinos, Inc. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eldorado Resorts, Inc. that it is the beneficial owner of any such common shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)   Based on 42,066,148 common shares of Isle of Capri Casinos, Inc. outstanding on September 16, 2016, in reliance on the representation made by Isle of Capri Casinos, Inc. in the Agreement and Plan of Merger, dated September 19, 2016.

13D

CUSIP No. 147575104

Item 1.      Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the “Isle Common Stock”), of Isle of Capri Casinos, Inc., a Delaware corporation (“Isle”). Isle’s principal executive offices are located at 600 Emerson Road, Suite 300, Saint Louis, Missouri.

Item 2.     Identity and Background.

(a) - (c). This Schedule 13D is being filed by Eldorado Resorts, Inc., a Nevada corporation (“ERI”). ERI is a gaming and hospitality company that owns and operates gaming facilities located in Ohio, Louisiana, Nevada, Pennsylvania and West Virginia. The address of its principal place of business and of its principal office is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of ERI is set forth in Annex A hereto.

(d) - (e). During the last five years, neither ERI nor, to the best of its knowledge, any person listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds.

ERI may be deemed to have beneficial ownership of the indicated shares of Isle Common Stock referenced in this Schedule 13D in connection with a Voting Agreement with an irrevocable proxy (described in Item 4). To the knowledge of ERI, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with ERI’s beneficial ownership of the Isle Common Stock.

Item 4.     Purpose of Transaction.

On September 19, 2016, ERI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Isle, Eagle I Acquisition Corp. and Eagle II Acquisition Company LLC. As an inducement to ERI to enter into the Merger Agreement, ERI entered into a Voting Agreement (the “Voting Agreement”), dated as of September 19, 2016 with Isle and GFIL Holdings, LLC (the “Stockholder”). The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, the Stockholder has agreed to vote all shares of common stock of Isle beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of Isle. The Stockholder has appointed ERI and any designees of ERI as its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote the shares or act by written consent with respect to the shares of common stock of Isle beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger and any other action required to consummate the merger that may be submitted to a vote of the stockholders of the Isle. A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D is qualified in its entirety by reference to the filed exhibit.

13D

CUSIP No. 147575104

Except as otherwise contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, ERI does not has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D (although ERI reserves the right to develop such plans or proposals) and, to the knowledge of ERI, none of the persons listed on Schedule A hereto has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Item 4(a)-(j) of this Schedule 13D. Before the effective time of the mergers pursuant to the Merger Agreement, it is expected that representatives of each of ERI and Isle will engage in discussions to facilitate the closing of the mergers. Although ERI does not anticipate that such discussions will address any of the matters set forth in Item 4 of this Schedule 13D, ERI reserves the right to participate in such discussions or any other plans or proposals prior to closing.

Item 5.     Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, ERI may be deemed to beneficially own the 14,565,457 shares of Isle Common Stock currently owned of record by the Stockholder. Such Isle Common Stock represents approximately 34.6% of the outstanding Isle Common Stock (based upon the 42,066,148 shares reported by Isle to be issued and outstanding as of September 16, 2016 in the Merger Agreement). To the knowledge of ERI, none of the persons listed in Annex A hereto beneficially owns any Isle Common Stock.

(b) ERI may be deemed to share voting power with respect to the 14,565,457 shares of Isle Common Stock subject to the Voting Agreement with the Stockholder. To the knowledge of ERI, this Item 5(b) does not apply to any person named in Annex A hereto.

(c) Except as described above in Item 4, neither ERI nor, to the knowledge of ERI, any of the persons listed in Annex A hereto has effected any transactions in the securities of Isle during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are hereby incorporated by reference herein, and the agreements incorporated by reference and set forth as exhibits hereto, neither ERI nor, to the knowledge of ERI, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of Ibis.

13D

CUSIP No. 147575104

Item 7.     Materials to be Filed as Exhibits.

Exhibit 99.1	Voting Agreement, dated as of September 19, 2016, by and among Isle of Capri Casinos, Inc., Eldorado Resorts, Inc. and GFIL Holdings, LLC.

13D

CUSIP No. 147575104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2016

Eldorado Resorts, Inc.

By:	/s/ Gary Carano
Name:	Gary Carano
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF ELDORADO RESORTS, INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Eldorado Resorts, Inc. is set forth below. The principal business address of each of the executive officers and directors is 100 West Liberty Street, Suite 1150, Reno, Nevada, 89501. Each executive officer and each director of Eldorado Resorts, Inc. is a citizen of the United States. Each director of Eldorado Resorts, Inc. is engaged in such other businesses and occupations as are set forth in Eldorado Resorts, Inc.’s proxy statement for its 2016 Annual Meeting of Shareholders.

Executive Officers:

Name	Position/Present Principal Occupation or Employment Name and Business Address
Gary L. Carano	Chief Executive Officer, Chairman of the Board
Thomas R. Reeg	Chief Financial Officer
Anthony L. Carano	Executive Vice President Operations, General Counsel and Secretary

Directors:

Name	Position/Present Principal Occupation or Employment Name and Business Address
Gary L. Carano	Chairman of the Board, Chief Executive Officer
Frank J. Fahrenkopf	Director
James B. Hawkins	Director
Michael E. Pegram	Director
Thomas R. Reeg	Director; Chief Financial Officer
David P. Tomick	Director
Roger P. Wagner	Director